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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 2006

                        Commission File Number 333-101591


                          GERDAU AMERISTEEL CORPORATION


                       4221 W. Boy Scout Blvd., Suite 600
                              Tampa, Florida 33607


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [ ]     Form 40-F [X]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

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                                  EXHIBIT LIST

     Exhibit        Description
     -------        -----------
       99.1         Material Change Report dated April 12, 2006

       99.2         News Release dated April 5, 2006

       99.3         Agreement and Plan of Merger by and among Sheffield Steel
                    Corporation, Gerdau Ameristeel US Inc., Gaus Acquisition,
                    Inc. and the Stockholder Representative named therein dated
                    April 5, 2006



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 13, 2006

                                    GERDAU AMERISTEEL CORPORATION


                                    By: /s/ Robert E. Lewis
                                        ----------------------------------------
                                        Name:  Robert E. Lewis
                                        Title: Vice-President, General Counsel
                                               and Corporate Secretary